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Exhibit 12

Principal Financial Group, Inc.
Computation of Earnings to Fixed Charges Ratio

        The ratio of earnings to fixed charges is a measure of our ability to cover fixed costs with current period earnings. A high ratio indicates that earnings are sufficiently covering committed expenses. The following table sets forth, for the years indicated, our ratios of:

  •
  earnings to fixed charges before interest credited on investment products; and

  •
  earnings to fixed charges.

		For the years ended December 31,
		2007	2006	2005	2004	2003
		($ in millions)
1.	Income from continuing operations before income taxes	$1,048.2	$1,331.3	$1,121.6	$878.7	$819.0
2.	Interest expense	115.3	86.0	77.8	93.5	114.1
3.	Interest factor of rental expense	12.3	11.1	7.0	4.6	4.8
4.	Undistributed income from equity investees	(71.6)	(62.7)	(34.1)	(19.4)	(18.3)

5.	Earnings before interest credited on investment products	1,104.2	1,365.7	1,172.3	957.4	919.6
6.	Interest credited on investment products	988.3	901.1	832.2	763.7	735.7

7.	Earnings	$2,092.5	$2,266.8	$2,004.5	$1,721.1	$1,655.3

8.	Interest expense	$115.3	$86.0	$77.8	$93.5	$114.1
9.	Interest factor of rental expense	12.3	11.1	7.0	4.6	4.8
10.	Preferred stock dividends by registrant	33.0	33.0	17.7	—	—
11.	Preferred stock dividend requirements of majority-owned subsidiaries (non-intercompany)	—	—	—	—	1.2

12.	Fixed charges before interest credited on investment products	160.6	130.1	102.5	98.1	120.1
13.	Interest credited on investment products	988.3	901.1	832.2	763.7	735.7

14.	Fixed charges	$1,148.9	$1,031.2	$934.7	$861.8	$855.8

15.	Ratio of earnings to fixed charges before interest credited on investment products (Line item 5/Line item 12)	6.9	10.5	11.4	9.8	7.7
16.	Ratio of earnings to fixed charges (Line item 7/Line item 14)	1.8	2.2	2.1	2.0	1.9

196

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  Exhibit 12
Principal Financial Group, Inc. Computation of Earnings to Fixed Charges Ratio